AP 3/7

15047479

U

SECURITIES AI

Wasl

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response.....	12.00

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH. D.C. SECTION
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradefire, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6315 Boathouse Road, Suite 200
(No. and Street)

Wilmington	NC	28043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Weeks 678-679-8642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1720 Epps Bridge Parkway, Suite 108-301	Athens	GA	30606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/10/15

OATH OR AFFIRMATION

I, Curtis Weeks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradefire, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENDRA TEMPLETON
MY COMMISSION EXPIRES
NOTARY
PUBLIC
AUGUST 8, 2016
FORSYTH COUNTY, GEORGIA

Curtis A Weeks
Signature

CFO, FINOP
Title

Kendra Templeton
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADEFIRE, INC.

Formerly Known as WORDENTRADE, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2014
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TRADEFIRE, INC.

Formerly Known as WORDENTRADE, INC.

Table of Contents

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tradefire, Inc. (Formerly Known as Wordentrade, Inc.)

We have audited the accompanying financial statements of Tradefire, Inc. (Formerly Known as Wordentrade, Inc.), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of Tradefire, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Tradefire, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Tradefire, Inc.'s financials statements. The supplemental information is the responsibility of Tradefire, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Athens, Georgia
February 23, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

TRADEFIRE, INC.

Formerly Known as WORDENTRADE, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS:		
Cash	$	17,676
Deposit with clearing broker		10,773
Prepaid expenses		18,978
Total current assets	$	47,427
TOTAL ASSETS	$	47,427

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES - accounts payable	$	6,199
STOCKHOLDERS' EQUITY:		
Capital stock $1 par value, 2,000 shares authorized, issued and outstanding		-
Additional paid-in-capital		368,322
Deficit		(327,094)
Total stockholders' equity		41,228
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	47,427

The accompanying notes are an integral part of these financial statements.

TRADEFIRE, INC.

Formerly Known as WORDENTRADE, INC.

STATEMENT OF OPERATIONS
DECEMBER 31, 2014

REVENUE - commissions	$ 17,985
OPERATING EXPENSES:	
Legal and professional fees	67,124
Clearing costs	24,005
Taxes, licenses and permits	17,238
Occupancy and administrative	10,200
Technology	12,312
Marketing and advertising	3,750
Travel	2,425
Other operating	4,863
Total expenses	141,917
NET LOSS	$ (123,932)

The accompanying notes are an integral
part of these financial statements.

TRADEFIRE, INC.

Formerly Known as WORDENTRADE, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
DECEMBER 31, 2014

	Shares Common Stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Total
Balance, December 31, 2013	—	**$244,822**	**$(203,162)**	**$ 41,660**
Capital Contribution	—	123,500	—	123,500
Net Loss	—	—	(123,932)	(123,932)
Balance, December 31, 2014	—	**$368,322**	**(327,094)**	**$ 41,228**

The accompanying notes are an integral part of these financial statements.

TRADEFIRE, INC.

Formerly Known as WORDENTRADE, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES:	
Net loss	$ (123,932)
Adjustments to reconcile net loss to net cash used by operating activities:	
Decrease in prepaids	(345)
Decrease in clearing deposit	(3,430)
Decrease in deposits	(4,150)
Decrease in accounts payable	(2,433)
Net cash used by operating activities	(134,290)
FINANCING ACTIVITY - capital contributions	123,500
NET DECREASE IN CASH	(10,790)
CASH AT BEGINNING OF YEAR	28,466
CASH AT END OF YEAR	$ 17,676

The accompanying notes are an integral part of these financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization and Nature of Business
Tradefire, Inc. (the "Company") formerly known as WordenTrade, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company acquired its broker-dealer registration from FINRA effective July 1, 2011.

In March 2012, Worden Securities Holdings, Inc. purchased 100% of the issued and outstanding shares of common stock of the Company from its previous owner and the Company changed its name to WordenTrade, Inc. The Company subsequently changed its name to Tradefire, Inc.

Tradefire, Inc. is a general securities broker/dealer offering online trading in products such as equities, corporate bonds, government bonds, options, ETFs, REITs, and CD's to retail customers.

Basis of Presentation
The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Commissions
Commission revenue is derived by the Company acting as an agent buying and selling securities on behalf of its customers. Each time a customer enters into a buy or sell transaction a commission is earned by the Company for its selling and administrative efforts. Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Income Taxes
The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions the Company is no longer subject to U.S. federal, state, or local tax examinations by taxing authorities for years before 2011.

2. **DEPOSIT WITH CLEARING ORGANIZATION**

The Company clears all of its customer transactions through another broker-dealer on a fully-disclosed basis (the "clearing organization"). The Company is contractually obligated to maintain a cash deposit with the clearing organization. The amount deposited with the clearing organization as of December 31, 2014 is $10,733.

3. **RELATED PARTY TRANSACTION**

The Company has a $2,135 payable to Worden Brothers, Inc. as of December 31, 2014.

4. **COMMITMENTS AND CONTINGENCIES**

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2014.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $22,250 which was $17,250 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 27.86%.

6. **SIPC ASSESSMENT RECONCILIATION**

The Company did not have revenues over $500,000 for the year ended December 31, 2014. As a result the Company is not required to include the Form SIPC-7 or the Accountant's Report on the SIPC Assessment Reconciliation. Such items are not included in this filing.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were issued.

TRADEFIRE, INC.

Formerly Known as WORDENTRADE, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

	SCHEDULE I
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 41,228
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Prepaid expenses	(18,978)
NET CAPITAL	22,250
AGGREGATE INDEBTEDNESS -	
Accounts payable	(6,199)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	5,000
Excess net capital	17,250
Net capital in excess of 120% of minimum net capital requirement	16,250
Percentage of aggregate indebtedness to net capital	27.86%

There is no difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2014.

The accompanying notes are an integral part of these financial statements.

TRADEFIRE, INC.

Formerly Known as WORDENTRADE, INC.

December 31, 2014

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tradefire, Inc. (Formerly Known as Wordentrade, Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Tradefire, Inc. (Formerly Known as Wordentrade, Inc.) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tradefire, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Tradefire, Inc. stated that Tradefire, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Tradefire, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tradefire, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Athens, Georgia
February 23, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

TRADEFIRE, INC.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2014

We, as members of management of TradeFire, Inc. (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and who promptly transmits all customer funds and securities to the clearing broker.

Jeanine Blackman
Chief Compliance Officer
TradeFire, Inc.